

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Ian Raleigh
President
Palmerston Stock Agency, Inc.
17 Huiaiti Road
Pangoroa, New Zealand 4991

> **Re: Palmerston Stock Agency, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on February 8, 2011**
> **File No. 333-170566**

Dear Mr. Raleigh:

We have reviewed your responses to the comments in our letter dated January 31, 2011 and have the following additional comments.

General

1. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

2. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Calculation of Registration Fee

3. We note your response to our prior comment four. However, based on your disclosure on pages F-4 and F-14, it appears that the issuance of 4,000,000 shares took place on January 21, 2010, not January 20, 2010. Please revise your disclosure on pages F-8 and F-17 for consistency or advise.

4. We note your response to our prior comment five. Please revise your disclosure here and on page 6 to reflect that you determined your price based on a four (4) cent increase from the price your shares were sold to the shareholders in a private placement or advise.

Prospectus Summary, page 1

Overview, page 1

5. We note your response to our prior comment seven. However, please disclose consistently in your prospectus who serves as your secretary, Mr. Michael Raleigh or Mr. Scott Raleigh. If Mr. Scott Raleigh does not hold a position with the company, please delete the reference to his experience as a stock agent.

Our Operating Strategy, page 11

6. We note your response to our prior comment 12 and reissue in part. Please update your disclosure in the sixth full paragraph on page 11 to state that you will not be able to commence business until the 2012 market, at the earliest.

Signatures, page 27

7. We note your response to our prior comment 15 and reissue in part. Please revise your signature section to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of your board of directors sign your registration statement in their individual capacities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3324 with any other matters.

Sincerely,

John Stickel
Attorney-Advisor

cc: Gregg E. Jaclin, Esq.
        via facsimile (732) 577-1188